Exhibit 99.1
For Immediate Release
Contact: Harvey Grossblatt, CEO
Universal Security Instruments, Inc.
410-363-3000, Ext. 224
or
Don Hunt, Jeff Lambert
Lambert, Edwards & Associates, Inc.
616-233-0500

Universal Security Instruments
Reports Three and Nine Month Results

OWINGS MILLS, MD, February 13, 2008 - Universal Security Instruments, Inc. (AMEX: UUU) today announced results for its third quarter ended December 31, 2007.

The Owings Mills, MD-based designer and marketer of safety and security equipment reported a net loss of $1,635,789, or $0.66 per basic and diluted share on net sales of $9,120,408 compared with net earnings of $1,712,883 or $0.71 per basic share ($0.68 per diluted share) on net sales of $8,620,893 last year. Included in the current quarter's results were two non-recurring items. The first was the previously announced impairment of goodwill as required by SFAS No 142 in the amount of $1,926,696 by the Company’s majority-owned Canadian subsidiary, International Conduits, Ltd. (Icon), an Ontario based manufacturer of steel electrical conduit. The second item was a bad debt charge of $170,814 for an account receivable not insured by the Company’s factor.

For the nine months ended December 31, 2007, sales were $35,754,833 versus $24,655,342 for the same period last year. The Company reported a net loss of $526,647 or $0.21 per basic and diluted share versus net earnings of $4,699,262 or $1.97 per basic share ($1.88 per diluted share) last year. Included in the three and nine month results was Icon’s loss of $2,415,996 and $3,316,763 respectively.

In other developments, Icon has now ceased operations. A receiver was appointed for Icon on February 11, 2008, by CIT Financial, Ltd., Icon’s secured lender, to manage the disposition of assets in settlement of the indebtedness owed by Icon to CIT Canada. This process is in the initial stage and the Company is currently unable to determine the net realizable value of the assets of Icon or the extent of additional losses that may be recorded as a result of the settlement of the obligations of the Canadian subsidiary.

The Company said that the losses at its Canadian operations, reduced revenues at its Hong Kong Joint Venture, continued softening in the residential housing market, and the inability to import GFCI units, were the primary reasons for the financial results. “Clearly, we are not pleased with the results for our third quarter and year to date”, said Harvey Grossblatt, President and Chief Executive Officer of Universal. “However, during this difficult period we will continue to focus on our long term strategy of growing shareholder value by increasing sales of our core safety and security products and adding new products, while eliminating unprofitable segments of our operations.”

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 38-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.
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"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our and our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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UNIVERSAL SECURITY INSTRUMENTS, INC.
CONSOLIDATED STATEMENT OF INCOME

	(UNAUDITED)
	Three Months Ended December 31,
	2007	2006
Sales	$9,120,408	$8,620,893
Net (loss) income	(1,635,789)	1,712,883
(Loss) income per share
Basic	$(0.66)	$0.71
Diluted	$(0.66)	$0.68
Weighted average number of common shares outstanding
Basic	2,489,132	2,417,972
Diluted	2,489,132	2,514,536

	(UNAUDITED)
	Nine Months Ended December 31,
	2007	2006
Sales	$35,754,833	$24,655,342
Net (loss)income	(526,647)	4,699,262
(Loss) income per share
Basic	$(0.21)	$1.97
Diluted	$(0.21)	$1.88
Weighted average number of common shares outstanding
Basic	2,484,254	2,380,163
Diluted	2,484,254	2,499,175

CONSOLIDATED BALANCE SHEET

ASSETS	December 31,
	2007	2006
Cash	$4,278,484	$533,882
Accounts receivable and amount due from factor	7,887,844	6,400,511
Inventory	9,063,823	9,854,960
Prepaid expenses	320,098	383,026
TOTAL CURRENT ASSETS	21,550,249	17,172,379
INVESTMENT IN HONG KONG JOINT VENTURE	10,627,300	9,031,410
PROPERTY AND EQUIPMENT - NET	4,721,565	2,679,077
OTHER ASSETS AND DEFERRED TAX ASSET	652,907	964,421
GOODWILL	-	1,508,718
TOTAL ASSETS	$37,552,021	$31,356,005

LIABILITIES AND SHAREHOLDERS’ EQUITY

Notes and lease obligation payable	$5,164,246	$2,129,604
Accounts payable and accrued expenses	6,519,077	3,620,956
Accrued liabilities	1,408,650	2,149,165
TOTAL CURRENT LIABILITIES	13,091,973	7,899,725
LONG TERM OBLIGATIONS	182,720	55,810
MINORITY INTEREST	-	-
SHAREHOLDERS’ EQUITY	-	-
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,489,132 and 2,420,573 shares at December 31, 2007 and December 31, 2006, respectively	24,912	18,181
Additional paid-in capital	13,454,967	12,767,187

Retained earnings	11,036,884	10,711,308
Other comprehensive income (loss)	(239,435)	(96,206)
TOTAL SHAREHOLDERS’ EQUITY	24,277,328	23,400,470
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$37,552,021	$31,356,005

All shares have been adjusted to reflect the 4-for-3 stock split paid on October 16, 2006.

7-A GWYNNS MILL COURT • OWINGS MILLS, MARYLAND 21117, USA
 (410) 363-3000 • www.universalsecurity.com